[CAMPBELL RESOURCES LOGO]




                                QUARTERLY REPORT



                                        2



                            FOR THE SIX MONTHS ENDED
                                  JUNE 30, 2003

Forward-looking statements

This report contains certain Forward-Looking Statements within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those Risk Factors set forth in the Company's current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual ore reserves; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and ore reserves of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

MESSAGE TO SHAREHOLDERS

The net loss for the quarter was $2.3 million ($0.05 per share), compared to $550,000 ($0.02 per share) in the second quarter of 2002. For the six-month period, the net loss was $4.3 million ($0.09 per share) compared with $1.2 million ($0.03 per share) a year ago.

The loss for the second quarter and year to date reflects the scheduled mining in lower grade areas, in order to access higher grade ore in the second half of the year. Campbell expects production in the second half of approximately 32,000 ounces and that 2003 production will reach 54,000 ounces as previously forecast. Mining has moved into higher grade ore with an average grade in July of 0.326 oz/ton compared to an average grade of 0.244 oz/ton in the first half of the year. We are equally excited about the impact that output from the West Zone, expected to commence in September, and the introduction of thermal fragmentation in late August will have on the operating results in the second half of the year.

Metal sales in the second quarter were $6.2 million and $10.8 million year to date compared to $3.7 million in the second quarter of 2002. Commercial production resumed at the beginning of the second quarter of 2002. The average gold price realised in the quarter was US$353 (CDN$485.27) compared to an average gold price of US$316/oz (CDN$487.18) in the quarter ended June 30, 2003.

OPERATIONS

At the Joe Mann Mine, production for the second quarter of 2003 was 10,773 ounces of gold compared to 9,479 ounces in the second quarter of 2002 and 213,000 pounds of copper compared to 163,000 pounds of copper in the second quarter of 2002. Mill recovery rates were 92% for gold and 94% for copper year-to-date compared to 82% and 86% respectively in the comparable period of 2002. The cash operating cost per ounce in the second quarter of 2003 was US$358 compared to US$361 for quarter ended June 30, 2002.

During the second quarter, 49,864 tons of ore were milled for a total of 98,875 tons year to date compared to 48,931 tons in the first six months of 2002.

The Company also holds a 26% participation in the Copper Rand Mine and mill through the privately owned Corporation Copper Rand Inc. Work at the Copper Rand Project was suspended on June 6, 2003 and discussions are ongoing regarding the financing of the Project to permit its completion. The revised total budget is now $53.3 million of which $31.5 has been spent to date. Conversion of 50% of the interests in the project held by the Solidarity Fund QFL, SOQUEM Inc. and the Societe de developpement de la Baie James in the project into common shares of Campbell is awaiting receipt of required approvals. As previously announced, on this conversion, Campbell will issue approximately 15 million common shares to the Partners at a conversion price of $1.025 per share and will increase its ownership in CCR from 26% to 76%.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2003, cash and cash equivalents were reduced to $334,000 compared to $3.4 million at December 31, 2002. At June 30, 2003, the Company had working capital of $2.2 million, compared with $5.0 on December 31, 2002. During the second quarter, the Company made a further scheduled loan repayment of $0.7 million on the outstanding balance of the credit facility from Investment Quebec reducing the amount owed to $1,565,000 at June 30, 2003. This loan is to be repaid in equal quarterly repayments through February 2004.

Since the beginning or the year, the Company has invested more that $380,000 in underground exploration at the Joe Mann Mine compared to $175,000 in the prior quarter. As a result of this work, production from the West Zone is expected to begin in September 2003.

On August 7, 2003, the target gold price of US$350 over a 120 day period was reached making payable the US$600,000 note, received as partial consideration on the sale of the Corporation's Mexican subsidiary. Under a new agreement between Campbell and Queenstake in regard to the payment of this note, and subject to regulatory approval, US$300,000 will be paid through the issuance of 1,000,000 common shares of Queenstake with the remaining US$300,000 to be paid in cash by December 31, 2003 with a minimum first payment of US$150,000 due by August 31, 2003.

OUTLOOK

We remain confident of meeting our 2003 forecast with the impact on our production of the introduction of the thermal fragmentation process and the additional tonnage generated through the development of the West Zone. Plans are to reach this Zone on the 2925 level at the beginning of September. Exploration drilling will resume in September in this new Zone. The first tons from the West Zone should be extracted at the beginning of September enabling the mill to process ore from the East and West Zones as well as from the upper levels where the thermal fragmentation process will be introduced. This will represent a considerable improvement since production to date has been from the East Zone only.

We are also looking forward to the commencement of the $3 million work program on the Bachelor Lake Property to be carried out over three years by our partner Wolfden Resources Inc. Drilling is also continuing on the 14,000 metre program undertaken by Strateco Resources Inc. on the Discovery project. All of these positive developments bode well for Campbell and reflect the benefits of our strategy of focusing our future on the greater Chibougamau area.


[ANDRE FORTIER SIGNATURE]

Andre Y. Fortier
President and Chief Executive Officer

August 26, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE QUARTER ENDED JUNE 30, 2003

(Expressed in Canadian dollars unless otherwise stated)
--------------------------------------------------------------------------------

Our financial objectives are to build shareholder value by increasing production and reserves through internal growth, to acquire properties that bring added value, to maintain operational flexibility and to minimize unit production costs.

The financial statements for the period ending June 30, 2003 present Campbell's results of operations and its financial position. These consolidated financial statements were compiled using Canadian generally accepted accounting principles.

These financial statements present information regarding the financial position and results of operations for the first six months of 2003. Since 2001, Campbell has undertaken a new business plan. To properly evaluate future results, the present text must be read in light of this change in focus. The results of operations for the first six months of the year do not necessarily reflect the expected results for the year.

Since 2001, Campbell has concentrated its operations in the Chibougamau mining camp in the Province of Quebec. The Company holds interests in gold and copper mining properties. Of these interests, only the Joe Mann Mine and the Campbell mill were in operation in the first half of 2003.

RESULTS

For the second quarter of 2003, Campbell recorded a net loss of $2.3 million ($0.05 per share), compared with a net loss of $550,000 ($0.02 per share) for the same period in 2002. The net loss for the first six months of 2003 was $4.3 million ($0.09 per share) compared to $1.2 million dollars ($0.03 per share) for the corresponding period of 2002.

Commercial production resumed at the Joe Mann Mine in April 2002. Production in the second quarter of 2003 was 10,773 ounces of gold and 213,000 pounds of copper compared to 9,479 ounces of gold and 163,000 pounds of copper for the second quarter of 2002. Production for the first quarter of 2003 was 11,370 ounces of gold and 201,000 pounds of copper. The average grade of tons produced during the second quarter was 0.233 oz. per ton compared to 0.237 oz. per ton for the comparable period in 2002. Mill recovery rates were 92% for gold and 94% for copper, compared to 82% and 86% in the second quarter of 2002. The average mill recovery rates during the whole of 2002 were 87% for gold and 91% for copper. The cash operating cost per ounce in the second quarter of 2003 was US$358 compared to US$361 for quarter ended June 30, 2002.

During the second quarter, 49,864 tons of ore were milled for a total of 98,875 tons year to date compared to 48,931 tons in the first six months of 2002.

Metal sales for the second quarter of 2003 were $6.2 million compared to $3.7 million for the comparable period in 2002. The average gold price realized during the quarter was US$353 (CDN$485.27) compared to US$316 (CDN$487.18) for the second quarter of 2002. Metal sales for the second quarter included the sale of 2,730 ounces of gold in inventory at March 31, 2003. At June 30, 2003, 872 ounces of gold were in inventory compared to 1,636 ounces of gold at June 30, 2002.

The average cash cost per ounce for ounces produced in the second quarter of 2003 was US$358 compared to US$361 per ounce for the year 2002 and US$356 per ounce for the first six months of 2003. Depreciation for the second quarter of 2003 related to the production at the Joe Mann Mine was $1.522 million or CDN$141.28 per ounce of gold produced.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE QUARTER ENDED JUNE 30, 2003

(Expressed in Canadian dollars unless otherwise stated)
--------------------------------------------------------------------------------

General administration expenses were reduced to $429,000 for the second quarter of 2003 for a reduction of $152,000. This decrease was due to the efforts made to reduce administrative costs to a minimum and further concentrate on development.

Site care and maintenance costs were considerably lower in the first half of 2003 compared to the same period last year as a result of sale of the Mexican properties in the first quarter of 2002 and the resumption of operations at the Joe Mann Mine in the second quarter of 2002.

The 2002 sale of the royalty (all three tranches) bearing interest at 6.25% has generated interest revenues of $0.4 million in this quarter and a total year-to-date of $0.9 million. At June 30, 2002, interest revenue for the sale of the first tranche generated $0.4 million.

A gain of $0.3 million on the exchange rate makes up other income in the second quarter of 2003. For the year to date, other income of $1.2 million includes a gain of $382,000 from the sale of the Mexican subsidiaries, a gain of $569,000 on the exchange rate and a gain of $197,000 on the sale of short-term investments received in connection with that sale. For the six months ended June 30, 2002, other income was $1.1 million including $0.7 million provided by the recovery of gold from the cleaning of the Campbell mill and $0.2 million gain on foreign exchange.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2003, cash and cash equivalents were $0.3 million compared to $3.4 million and $3.2 million respectively at December 31, 2002 and June 30, 2002. Operating activities used $1.1 million before non-cash items in the second quarter of 2003 and $2.1 million for the year to date.

The strength of the Canadian dollar has reduced the value of the subordinate convertible debentures by $587,000, but has had no effect on the cash flow related to operating activities in the first six months of 2003, compared to $307,000 for the second quarter of 2002. In the first six months of 2002, the loss attributed to the strength of the Canadian dollar was $195,000. Upon maturity these debentures payable in US$ will be reimbursed by issuing common shares at a conversion price of US$5.00 per share.

Since the beginning or the year, the Company continued the exploration program and has invested more that $380,000 in underground exploration at the Joe Mann Mine including $175,000 in the prior quarter. As a result of this exploration program, production from the West Zone is expected to begin in September 2003.

On August 7, 2003, the target gold price of US$350 over a 120 day period was reached making the US$600,000 note payable, received as partial consideration on the sale of the Corporation's Mexican subsidiary. Under a new agreement between Campbell and Queenstake in regard to the payment of this note, and subject to regulatory approval, US$300,000 will be paid through the issuance of 1,000,000 common shares of Queenstake with the remaining US$300,000 to be paid in cash by December 31, 2003 with a minimum first payment of US$150,000 due by August 31, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE QUARTER ENDED JUNE 30, 2003

(Expressed in Canadian dollars unless otherwise stated)
--------------------------------------------------------------------------------

COPPER RAND

The Company holds a 26% participation in the Copper Rand Mine and mill. On June 6, 2003 the Copper Rand development project was suspended and discussions are ongoing regarding adequate financing to ensure completion of the project and resumption of commercial production. The revised total budget is now $53.3 million an increase of $11 million over the initial estimate.

As previously announced the FTQ Solidarity Fund, the Societe de developpement de la Baie James and SOQUEM are awaiting receipt of required approvals to convert a majority of the interest they hold in Corporation Copper Rand Inc. into Campbell shares. On this conversion Campbell will issue approximately 15 million common shares at a conversion price of $1.025 per share and will increase its ownership in CCR from 26% to 76%.

RESTORATION

The Company carries out an annual review of its provision for future site restoration. At June 30, 2003, these future costs were estimated at $8.2 million for all the properties requiring future site restoration. Campbell benefits from $3.9 million held in trust to cover all the properties owned by its subsidiary, MSV Resources Inc., in the Chibougamau region. A provision of $6.5 million has already been taken and expensed in preceding fiscal years for site restoration costs at the Joe Mann Mine, Eastmain property and the Campbell mill.

RISK

The Company does not engage in off balance sheet financing. All operating costs are expressed in Canadian dollars. The collective agreements of employees at the Joe Mann Mine, which expire in 2004, provide for progressive salary reductions linked to a gold price below US$325. Sales are directly impacted by fluctuations in metal prices and the Canadian/United States dollar exchange rate. Numerous factors outside the control of the Company can have an impact on these fluctuations. Since the resumption of operations in 2002, Campbell has sold its entire production at spot prices.

Metal prices and the Canadian/United States dollar exchange rate also have an impact on the calculation of mineral reserves, the continuance of mining operations and the decision to develop properties, as well as the book value of mining assets.

Interest rate changes have less impact on the Company. Debentures and redeemable preferred shares, which represent a total of $49.0 million of total long-term debt of $56.0 million, are covered by swap agreements with an international bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE QUARTER ENDED JUNE 30, 2003

(Expressed in Canadian dollars unless otherwise stated)
--------------------------------------------------------------------------------

ACCOUNTING PRINCIPLES

Accounting principles are stated in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2002. The Company considers that the underlying estimates and assumptions have an impact on the book value of mining properties on the balance sheet. In accordance with the accounting principle relative to mining properties, costs incurred to increase the existing capacity of a property, to develop new zones of mineralization or for pre-production development are capitalized. These costs, as well as acquisition and development costs for properties with mining reserves, are depleted according to the unit of production basis using proven and probable mineral reserves to which they relate.

Mineral reserve estimates also have a large impact in determining whether or not mining properties have decreased in value. The process of estimating mineral reserves requires knowledge of the regional geological context and structural context of the mine and its immediate surroundings and the mineralization and mineralized zones. These estimates also change as a result of various factors including, but not limited to, additional development work, the metal prices, operating costs, research and development on mining methods, and the permanent infrastructures used to access the deposit.

A change in any of the variables that enter into the calculation may have a considerable influence on the other variables as well as on the evaluation of reserves, thus decreasing the value of a mining property.

OUTLOOK

Campbell remains confident of meeting its 2003 forecast production of 54,000 ounces of gold and 900,000 lbs. of copper. With the beginning of production in the West Zone and the introduction of the new thermal fragmentation mining technique in September, the rate of production will increase while the cost per ounce should lower.

In 2003, Campbell will continue its progress towards meeting its objectives. It will continue to make the necessary adjustments to ensure its goals are met. It will pursue the steps necessary to ensure that its current mining assets are profitably developed. With a portfolio of quality mining properties, a continued cost rationalization program, an environment of rising gold prices together with an experienced and dynamic management team, Campbell is well positioned to meet its near and medium-term objectives.

CAMPBELL RESOURCES INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Expressed in thousands of Canadian dollars)
--------------------------------------------------------------------------------

                                                        JUNE 30     December 31
                                                           2003            2002
                                                              $               $
                                                       --------     -----------
ASSETS

Current assets
   Cash and cash equivalents                                334           3,432
   Short-term investments at market value                   221             315
   Receivables                                            3,623           3,718
   Settlements receivables                                3,832           4,161
   Notes receivable                                         590           1,903
   Inventories of ore and supplies (note 2)               4,751           3,040
   Prepaids                                                 319             555
                                                       --------        --------
                                                         13,670          17,124

Notes receivable                                         26,145          26,735
Investment                                                6,437           6,447
Restricted deposits and swap agreement                   49,037          48,900
Future income tax                                         2,111           2,350
Mining interests (note 4)                                23,273          25,833
Accrued benefit assets                                    2,093           1,732
Other assets                                              2,455           2,612
                                                       --------        --------
                                                        125,221         131,733
                                                       ========        ========

LIABILITIES

Current liabilities
   Accounts payable                                       6,823           6,280
   Accrued liabilities                                    3,038           3,140
   Current portion of long-term debt                      1,565           2,698
                                                       --------        --------
                                                         11,426          12,118

Reclamation and site restoration accruals                 6,500           6,500
Long term debt (note 6)                                  56,029          56,468
Future income tax                                         2,111           2,350
Deferred royalty (note 5)                                31,044          31,835
Other liabilities                                            --             102
                                                       --------        --------
                                                        107,110         109,373
                                                       --------        --------
SHAREHOLDERS' EQUITY

   Capital stock (note 6)                                30,044          30,013
   Warrants                                                 258           1,339
   Deficit                                              (12,191)         (8,992)
                                                       --------        --------
                                                         18,111          22,360
                                                       --------        --------
                                                        125,221         131,733
                                                       ========        ========

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Expressed in thousands of Canadian dollars except per share amounts)
--------------------------------------------------------------------------------

                                                   THREE MONTHS ENDED           SIX MONTHS ENDED
                                                         JUNE 30                     JUNE 30
                                                  --------------------        --------------------
                                                    2003          2002          2003          2002
                                                       $             $             $             $
                                                  ------        ------        ------        ------
METAL SALES                                        6,211         3,716        10,775         3,716
                                                  ------        ------        ------        ------
Expenses
   Mining                                          6,946         3,342        11,939         3,409
   General administration                            429           581           847         1,069
   Depreciation and amortization                   1,526         1,449         3,025         1,461
   Care and maintenance                               35            --            95           124
                                                  ------        ------        ------        ------
                                                   8,936         5,372        15,906         6,063
                                                  ------        ------        ------        ------

Loss before the following items                   (2,725)       (1,656)       (5,131)       (2,347)
                                                  ------        ------        ------        ------

Interest expense on long-term debt (note 8)         (191)         (112)         (364)         (258)
Interest income                                      433           213           882           437
Amortization of deferred charges                    (105)          (33)         (235)          (33)
                                                  ------        ------        ------        ------
Loss from operations                              (2,588)       (1,588)       (4,848)       (2,201)
                                                  ------        ------        ------        ------
Other income (expense)
   Other income                                      316         1,075         1,161         1,009
   Loss on repurchase of royalty                      --            --          (559)           --
   Share of loss of affiliate                        (10)          (23)          (10)          (23)
                                                  ------        ------        ------        ------
                                                     306         1,052           592           986
                                                  ------        ------        ------        ------
Loss before taxes                                 (2,282)         (536)       (4,256)       (1,215)

Income and mining tax recovery (expense)             (16)          (14)          (24)          (26)
                                                  ------        ------        ------        ------
NET LOSS                                          (2,298)         (550)       (4,280)       (1,241)
                                                  ======        ======        ======        ======
LOSS PER SHARE                                     (0.05)        (0.02)        (0.09)        (0.03)
                                                  ======        ======        ======        ======


CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF DEFICIT(UNAUDITED)
(Expressed in thousands of Canadian dollars)
--------------------------------------------------------------------------------

                                            THREE MONTHS ENDED           SIX MONTHS ENDED
                                                  JUNE 30                     JUNE 30
                                          ---------------------       ---------------------
                                             2003          2002          2003          2002
                                                $             $             $             $
                                          -------        ------       -------        ------
BALANCE AT BEGINNING OF PERIOD            (10,974)       (4,546)       (8,992)       (3,855)
Expired warrants                            1,081            --         1,081            --
Net loss                                   (2,298)         (550)       (4,280)       (1,241)
                                          -------        ------       -------        ------
BALANCE AT END OF PERIOD                  (12,191)       (5,096)      (12,191)       (5,096)
                                          =======        ======       =======        ======

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

(Expressed in thousand of Canadian dollars)
--------------------------------------------------------------------------------

                                                             THREE MONTHS ENDED           SIX MONTHS ENDED
CASH PROVIDED BY (USED IN)                                         JUNE 30                     JUNE 30
                                                            --------------------        --------------------
                                                              2003          2002          2003          2002
                                                                 $             $             $             $
                                                            ------        ------        ------        ------
OPERATING ACTIVITIES
Net loss                                                    (2,298)         (550)       (4,280)       (1,241)
Items not involving cash
     Depreciation and  amortization                          1,526         1,449         3,025         1,461
     Loss on repurchase of royalty                              --           559           559
     (Gain) loss on disposal of short-term investment           53          (143)         (143)
     Gain on disposal of mining interests                       --            (4)           --           (16)
     (Gain) loss on sale of a subsidiary                        --            --          (382)          274
     Other                                                    (422)         (310)         (901)         (350)
                                                            ------        ------        ------        ------
                                                            (1,141)          585        (2,122)          128
Net change in non-cash operating working capital                 6        (3,139)       (1,611)       (4,337)
                                                            ------        ------        ------        ------
Cash flow related to operating activities                   (1,135)       (2,554)       (3,733)       (4,209)
                                                            ------        ------        ------        ------

FINANCING ACTIVITIES
     Issues of capital stock                                    29         5,373            31         5,943
     Decrease in long-term debt                               (674)           --        (1,349)
     Other                                                      (2)            1          (104)           63
                                                            ------        ------        ------        ------
Cash flow related to financing activities                     (647)        5,374        (1,422)        6,006
                                                            ------        ------        ------        ------
INVESTING ACTIVITIES
     Proceed from sale of Royalty                               --         1,153            --         1,153
     Expenditures on mining interests                         (206)         (858)         (465)       (2,534)
     Decrease in notes receivable                               --            --         1,903         1,037
     Proceeds on sale of short-term investment                 189           619           619
     Proceeds on sale of mining property                        --             3            --            47
     Other                                                      --        (1,056)           --        (1,056)
                                                            ------        ------        ------        ------
Cash flow related to investing activities                      (17)         (758)        2,057        (1,353)
                                                            ------        ------        ------        ------

Increase (decrease) in cash and cash equivalents            (1,799)        2,062        (3,098)          444
Cash and cash equivalents, beginning of period               2,133         1,143         3,432         2,761
                                                            ------        ------        ------        ------
CASH AND CASH EQUIVALENTS, END OF PERIOD                       334         3,205           334         3,205
                                                            ======        ======        ======        ======

Change in non-cash working capital
     Settlement receivables and receivables                   (551)       (1,042)         (134)       (3,215)
     Inventories and prepaids                                 (302)         (794)       (1,475)       (1,767)
     Accounts payable and accrued liabilities                  859        (1,303)           (2)          645
                                                            ------        ------        ------        ------
                                                                 6        (3,139)       (1,611)       (4,337)
                                                            ------        ------        ------        ------
Supplementary Information
     Income taxes paid                                          17            43            47            52
     Interest paid                                             167           146           207           146
     Deferred Royalty                                           --        12,132            --        11,965
     Shares issued in payment of debt                           --            --            --           360

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
PERIODS ENDED JUNE 30, 2003 AND 2002

(TABULAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLAR)

--------------------------------------------------------------------------------

1.   DESCRIPTION OF BUSINESS

     Campbell Resources Inc. (the "Company" or "Campbell") was incorporated under the laws of British Columbia and continued under the Canada Business Corporations Act. The Company directly or through its subsidiaries is engaged in the business of the exploration, development, mining and processing of precious and base metals.

     The unaudited consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of results for the interim period presented. The unaudited financial statements presented herein have been prepared in accordance with the instructions to form 10-Q and do not include all the information and note disclosures required by generally accepted accounting principles for complete financial statements. For further information, refer to the financial statements and related footnotes included in the Company's Annual Report included in form 20-F for the year ended December 31, 2002.

     The financial statements are prepared in accordance with accounting generally accepted in Canada.

     The results of operation for the first six months of the year are not necessarily indicative of the results to be expected for the full year.

2.  RECENT ACCOUNTING CHANGE

     In February 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline (AcG-14), Disclosure of guarantees, with effective date for financial statements of interim and annual periods beginning on or after January 1, 2003. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. The Company has determined that the significant details of all guarantees is already provided in the annual financial statements for the year ended December 31, 2002.

3.  INVENTORIES OF ORE AND SUPPLIES

                                                          2003        2002
                                                         -----       -----
                                                             $           $
Ore                                                        630         645
Supplies                                                 2,336       2,395
Work in progress                                         1,775          --
                                                         -----       -----
                                                         4,741       3,040
                                                         =====       =====

4.   MINING INTERESTS

                                                  2003                             2002
                                        --------------------------        ----------------------
                                                       Accumulated
                                                      Depreciation
                                                               and        Net Book       Net Book
                                           Cost       Amortization           Value          Value
                                        --------      -------------       --------       --------
                                              $                  $               $              $
Property, plant and equipment            30,286             18,020          12,266         14,252
Mining properties                       121,406            110,399          11,007         11,581
                                        -------            -------          ------         ------
                                        151,692            128,419          23,273         25,833
                                        =======            =======          ======         ======


5.   DEFERRED ROYALTY

     During the first quarter of 2003, the Company repurchased the Corner Bay portion of the $32,400 000 royalty for $10,814,000, realizing a loss of $ 599,000 and sold the last tranche of the royalty on the future production of the Joe Mann property for $10,255,000. These transactions have no effect on the notes receivable. All the units having been sold, the unitholders will receive $8 per ton of ore produced for the years 2002 and 2003, $14 for 2004, $35 from January 1, 2005 until the net proceeds of the royalty sale, plus an interest of 10% compounded annually, exceeds the aggregate of all royalty payments, from the date paid to the date of determination, at 10% compounded annually and $1.50 per ton thereafter. This royalty may be repurchased at any time on or after July 1, 2007.

6.   LONG-TERM DEBT

                                                                                    2003        2002
                                                                                  ------      ------
                                                                                       $           $
Guaranteed Subordinate Debentures, bearing interest at
   varying rates, repayable at maturity in 2007 (a)                               38,000      38,000

Guaranteed Non-Cumulative Redeemable Retractable
   Preferred Shares of a subsidiary, with a nominal value
   of $12,000,000 (a)                                                             11,037      10,900
                                                                                  ------      ------
                                                                                  49,037      48,900

Convertible Subordinated Debentures bearing interest at
   7.5% (b)                                                                        3,437       4,025

Convertible Debentures with interest accrued thereon of
   $509,000 ($385,000 in 2002) (c)                                                 3,659       3,535

Credit facility, secured by a first charge on the assets of Meston
   Resources Inc., bearing interest at the average prime rate of six
   Canadian banks plus 1.5%, repayable from November 2002 in quarterly
   installments of $670,000, maturing February 2004(1)                             1,410       2,646


Loan secured by vehicles, no interest, repayable in
   monthly payments of $1,512 up to November 2005 and
   $573 thereafter, maturing in December 2006                                         51          60
                                                                                  ------      ------
                                                                                  57,594      59,166

Current portion                                                                    1,565       2,698
                                                                                  ------      ------
                                                                                  56,029      54,468
                                                                                  ======      ======

(1) As part of the credit facility arrangement, 606,061 warrants were issued and the fair value of the warrants of approximately $258,000 was applied to the reduction of the proceeds received as described in Note 7 d).

     a) In 1991, a subsidiary of the Company entered into a financing arrangement ("Arrangement") whereby it issued to a group of Canadian financial institutions $38,000,000 of Guaranteed Subordinate Debentures and Notes ("Debentures") and $12,000,000 of Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares ("Preferred Shares"). The Debentures are unsecured, subordinate to all existing non-trade debt and future senior debt, and cannot be prepaid. The Preferred Shares are redeemable at any time at an amount of $240,000 per Preferred Share, rank equally and pari passu with the common shares for dividends when declared, and are retractable in 2007.

          In order to secure the performance and repayment of the Debentures and Preferred Shares, the Company's subsidiary entered into an Interest Rate and Currency Exchange Agreement, referred to as a Swap Agreement with a major international bank. The Swap Agreement provides for the conversion of one floating rate interest basis to another and for differences in the timing of payments so as to match the interest payment requirements under the Debentures, repayment of the Debentures upon maturity and retraction of the Preferred Shares. The Company's subsidiary invested $46,000,000 in restricted deposits with the counterparty to the Swap Agreement and which have been assigned to secure all payments due under the Swap Agreement. The deposits and Swap Agreement were irrevocably assigned directly to and accepted by the Investors.

          The Preferred Shares will increase to their nominal value of $12,000,000 over the term of the financing period.

     b) The debentures are unsecured, bear interest at 7.5% payable in arrears on June 1 and December 1 of each year and mature on July 21, 2004. The debentures are convertible at the option of the holder into common shares of the Company at any time prior to maturity at a conversion price of US$5.00 per common share. The debentures are redeemable for cash at any time after the fifth anniversary of the date of issue or, at the Company's option, may be redeemed for common shares on the basis of one common share for each US$5.00 of debenture principal being redeemed. The right of the Company to redeem the debentures for cash or common shares is conditional on the average price of the common shares exceeding US$5.00 during a period of 20 consecutive days prior to notice of redemption. The Company may, at its option, repay the debenture at maturity by issuing common shares of the Company at the conversion price of US$5.00 per common share.

          Debenture holders did not convert debenture principal into common shares of the Company, resulting in a balance outstanding at June 30, 2003 and December 31, 2002 of US$2,551,000.

     c) The debentures are unsecured, bear interest at 8% annually plus an additional interest charge calculated as follows: 1% for every 1 million of unpaid capital multiplied by the net smelter return ("NSR"), which is reduced by $40 multiplied by the tonnage of ore produced by the Copper Rand Mine. This charge will be determined at the end of each year, beginning with the first repayment of capital. The first interest payment is due July 1, 2004 and quarterly thereafter. The debentures are refundable as to 20% of capital on July 1, 2004, as to 40% on July 1, 2005 and up to 40% on July 1, 2006 or are convertible into common shares at a price of $1.025 per share or up to a maximum of $1.64 based on an increase of the gold price above US$350.

7.   CAPITAL STOCK

     a)   Authorized shares

               Preference shares - unlimited, issuable in series, without par value

               Common shares - unlimited

     b)   Issued and outstanding shares


                                                      2003                            2002
                                           -----------------------------     --------------------------
                                                   Shares         Amount             Shares      Amount
                                           --------------         ------     --------------      ------
                                           (in thousands)              $     (in thousands)           $
Commons shares
   Balance, beginning
      of period                                    44,478         30,013             32,562      24,620
Issued
   Private placement                                   --             --              9,897       4,276
   Acquisition of properties                           --             --                350         192
   Payment of debt                                     --             --                500         360
   Share purchase plan                                 69             29                 --          --
   Shares repurchased                                  --             --                 (7)        (12)
   Exercise of
      warrants and options                              3              2              1,176         577
                                                   ------         ------             ------      ------
Balance, end of period                             44,550         30,044             44,078      30,013
                                                   ======         ======             ======      ======

     c)   Employee Incentive Plan and Directors' Stock Option Plan (continued)

          Changes in the share option plans are as follows (in thousands except per share amounts):

                                                 2003                          2002
                                        -----------------------        ---------------------
                                                       Weighted                     Weighted
                                                        average                      average
                                                       exercise                     exercise
                                        Shares            price        Shares          price
                                        ------         --------        ------       --------
                                                              $                            $
Outstanding, beginning of year           2,181             0.86         1,499           1.00
Granted                                     --               --           690           0.67
Exercised                                   (3)            0.51            --             --
                                         -----             ----         -----           ----
Expired and cancelled                                                     (8)           9.10
                                         -----             ----         -----           ----
Outstanding, end of year                 2,178             0.86         2,181           0.86
                                         =====             ====         =====           ====


          The following summarizes information about stock options outstanding at June 30, 2003 (in thousands except per share amounts):

                             OPTIONS OUTSTANDING


                                   WEIGHTED
                                    AVERAGE       WEIGHTED
 RANGE OF                          REMAINING       AVERAGE
 EXERCISE             NUMBER      CONTRACTUAL     EXERCISE
   PRICE            OUTSTANDING      LIFE           PRICE
------------        -----------   -----------     ---------
    $                                                 $
0.51 - 0.67           2,016         3.5 YEARS         0.59
3.70 - 4.40             162         0.8 YEARS         4.31
                      -----         ---------         ----
                      2,178         3.5 YEARS         0.86
                      =====         =========         ====

     d)   Warrants and options outstanding

          i)   Issued during the year ended December 31, 2002

               The Company recorded the fair value of the warrants issued as of the date of issuance using the Black-Scholes pricing model with the following assumptions: risk free, interest rate of 3.80%, expected dividend yield of nil, expected volatility ranging of 97% and expected life of 3 years.

               o In regard to the credit facility obtained, 606,061 share purchase warrants have been issued. Each warrant entitles the holder to purchase one common share of the Company at $0.66 per share until February 28, 2005. The fair value of the warrants as at the date of issuance was estimated at $258,000 and applied to the reduction of the amount received under the credit facility presented under long-term debt.

          ii)  Issued in prior years

               o In regard to the financing of the Copper Rand mine development, Investissement-Quebec carries a five-year option entitling it to subscribe to a maximum of 25,000 shares of CCR at $100 per share. Upon issuance of these shares by CCR, the shares will be automatically exchanged for common shares of the Company at $1.025 per share.

               o Options to purchase 86,000 common shares of the Company up to December 31, 2003 at $0.52 were granted in consideration of services to be rendered to the Company.

8.   INTEREST EXPENSE ON LONG-TERM DEBT

                                                               2003      2002
                                                             ------      ----
                                                                  $         $

Credit facility                                                  84        --
Guaranteed Subordinate Debentures                             1,048       602
Convertible Debentures                                          280       146
                                                             ------      ----
                                                              1,412       748
Interest revenue on restricted deposits (note 6a)            (1,048)     (602)
                                                             ------      ----
                                                                364        46
                                                             ======      ====

9.   COMMITMENTS AND CONTINGENCIES

     a) The Company is committed to pay royalties calculated on the net smelter return at various rates or based on the tonnage of ore processed at the mills. These agreements are also subject to repurchase rights at various prices.

     b) On June 30, 2001, the Company amended the Net Smelter Return Royalty Agreement on the production of the Joe Mann Mine in consideration of the issuance of 800,000 common shares of the Company for a value of $432,000. The royalty was reduced to a graduated net smelter return royalty increasing from 1.5% at gold price of US$325 per ounce to 2.0% at a gold price of US$375 per ounce. After a cumulative royalty payment of $500,000, a royalty of 1% will be paid only if the gold price is at US$350 or above.

     c) As the promoter and operator of the Copper Rand Mine ("CCR"), a subsidiary of the Company guaranteed the repayment of the $22 million loan facility provided by Investissement-Quebec to CCR. At June 30, 2003, the loan to CCR is $16,861,869.

     d) The Company's current and proposed mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect its employees, the general public and the environment and, to the best of its knowledge, believes its operations are in compliance with all applicable laws and regulations, in all material respects. The Company has made, and expects to make, submissions and expenditures in the future to comply with such laws and regulations. Where estimated reclamation and closure costs are reasonably determinable, the Company has recorded a provision for environmental liabilities based on management's estimate of these costs. Such estimates are subject to adjustment based on changes in laws and regulations and as new information becomes available.

     e) Under the financing arrangement entered into in 1991, (swap agreement), by a subsidiary of the Company, mineral development expenditures which were renounced to the investors as part of the Arrangement were based, in part, on independent valuations of certain related mineral properties. Canada Customs and Revenue Agency ("CCRA") has challenged certain of those valuations, and disallowed certain of the renounced flow-through deductions to certain of the investors. The Company may be contingently liable for certain losses or damages to investors, if any, that may result if CCRA is ultimately successful in its challenges. No provision for losses had been recorded at year-end.

CORPORATE INFORMATION

EXECUTIVE OFFICE                                STOCK EXCHANGE LISTING & QUOTATION

CAMPBELL RESOURCES INC.                         The Toronto Stock Exchange: CCH
Suite 1405                                      OTC Bulletin Board: CBLRF
1155 University Street
Montreal QC  H3B 3A7
CANADA                                          INVESTOR CONTACT:
Tel.:      (514) 875-9033
Fax:       (514) 875-9764                       Andre Fortier,
                                                President and Chief Executive Officer
Andre Y. Fortier,                               Tel.:  (514) 875-9037
President and Chief Executive Officer           Fax:   (514) 875-9764
Tel.:  (514) 875-9037                           E-mail: afortier@campbellresources.com
E-mail: afortier@campbellresources.com
                                                TRANSFER AGENT
Lorna D. MacGillivray,
Vice President, Secretary and                   NATIONAL BANK TRUST
General Counsel                                 1100 University Street, 9th Floor
Tel.: (514) 875-9033                            Montreal QC  H3B 2G7
E-mail: lmacgillivray@campbellresources.com     CANADA
                                                Tel.: 1 (800) 341-1419 (toll free)
MINING OFFICE                                           (514) 874-7171 (Montreal area)

RESSOURCES CAMPBELL INC.
CP 8000
Chibougamau QC  G8P 2X8
CANADA
Tel.: (418) 748-7691
Fax: (418) 748-7696





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